SFO84, INC. (F.K.A MISTERBnB, INC.) AND PINKLAB 360
COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

NEW YORK
60 Broad Street
(Suite 3502)
New York NY 10004

T. 646 356 0460
F. 646 349 2240

MIAMI
1200 Brickell Ave
(Suite 1960)
Miami, FL 33131

T. 305 600 4405
F. 305 514 0098

SAN FRANCISCO
600 California St
(11th Floor)
San Francisco, CA 94108

T. 415 596 6045
F. 646 349 2240

LOS ANGELES
5670 Wilshire Blvd
(Suite 1802)
Los Angeles, CA 90036

T. 424 444 3911

BOSTON
50 Milk Street
(16th Floor)
Boston, MA 02109

T. 617 583 1353
F. 646 349 2240

ATLANTA
260 Peachtree St NW
(Suite 2200)
Atlanta, GA 30303

T. 770 615 8174

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

COMBINED FINANCIAL STATEMENTS 5

    Balance Sheet 5

    Statement of operations and total comprehensive loss 6

    Statements of changes in stockholders'equity 7

    Statement of cash flows 8

    Notes to combined financial statements 9

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360

We have reviewed the accompanying combined financial statements of SFO84, Inc. and Pinklab 360 (collectively, the "Company") which comprise the combined balance sheets as of December 31, 2024, and the related Statement of operations and total comprehensive loss, Statements of changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for

them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company has an accumulated deficit, but recognized a net income this year. Management's plans in regard to these matters are also described in Note 2. The Combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Aline Darmouni
Certified Public Accountant

Dated April 30th 2025

COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31st 2024

Balance Sheet as of December 31st 2024 in USD

ASSETS

	2024	2023 Restated
Current assets	**3,032,206**	**4,208,979**
01 - Cash and cash equivalent	1,567,024	2,461,989
02 - Accounts receivable	839,454	846,076
03 - Other receivables	43,071	3,686
04 - Prepaid expenses	38,854	51,422
05 – Deferred tax asset	543,802	845,807
Other assets	**925,159**	**810,648**
07 - Property and equipment, net	16,869	24,045
08 - Intangible assets, net	903 965	779,969
05 - Security deposits	3,631	5,940
09 - Due from related party	693	693
TOTAL ASSETS	**3,957,365**	**5,019,627**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	**677,963**	**882,524**
01 - Accounts payable	450,604	562,750
02 - Deferred revenues	227,359	319,774
Long term Liabilities	**264,162**	**447,694**
03 - Loans	264,162	447,694
Stockholders' equity (deficit)	**3,015,239**	**3,982,515**
Preferred stock	15,023,007	15,023,007
Class A common stock	6,963	6,963
Class B common stock	2,039	2,039
Additional paid-in capital	1,226,770	1,226,770
Accumulated deficit	-12,849,735	-12,119,573
Accumulated other comprehensive loss	-393,805	-449,797
TOTAL LIABILITIES AND EQUITY	**3,957,365**	**5,019,627**

Statement of operations and total comprehensive gain in USD

For the period January 1st to December 31st 2024

	2024	2023 restated
Revenues:		
Hosting ad guest commission	3,121,405	3,436,453
Advertising	803,964	734,519
Total revenues	3,925,369	4,170,972
Cost of revenue:		
Transactional processing fees	339,983	347,648
Hosting insurance	62,802	159,284
Host and guest communications services	26,883	24,748
Total cost of revenues	429,668	531,680
Gross profit	**3,495,700**	**3,639,292**
Operating expenses	3,814,510	3,717,686
Gain (losses) from operations	**(318,809)**	**(78,394)**
Other income (expense):		
Current year taxes	(15,201)	(36,338)
Deferred Taxes	(302,005)	
Foreign exchange gain (loss)		
Other income (loss)	25,946	24,572
Total other income (loss), net	(291,259)	(11,766)
NET INCOME	**(610,069)**	**(90,160)**
Unrealized loss on currency translation	62,266	(547)
TOTAL COMPREHENSIVE GAIN	**(547,803)**	**(90,707)**

Statements of changes in stockholders' equity as of December 31st 2024

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance - January 1, 2024	$ 15,023,007	$ 6,963	$ 2,039	$ 1,226,770	$ (12,119,573)	$ (449,79)	$ 3,689,410
Unrealized gain on currency translation						62,266	$ 62,266
Net Gain					$ (610,069)		$ (610,069)
Other comprehsensive loss:					$(120,093)	$(6,274)	$(126,367)
BALANCE - DECEMBER 31, 2024	$ 15,023,007	$ 6,963	$ 2,039	$ 1,226,700	$ (12,849,734)	$ (393,804)	$ 3,015,240

Statement of cash flows Year ended December 31st, 2024, in USD

Cash and cash equivalent - Opening balance	**2,461,989**
Cash flows from operating activities	(231,425)
Net Loss	**(310,982)**
Net Gain	(610,069)
Depreciation & Amortization	236,821
Unrealized loss on currency translation	62,266
Changes in assets	**(284,118)**
Accounts receivables, net	(6,622)
Other receivables	39,385
Prepaid expenses	(12,568)
Security deposits	(2,309)
Deferred tax assets	(302,005)
Changes in liabilities	**204,561**
Accounts payable	112,146
Deferred revenue	92,415
Net cash used in operating activities	
Cash flows from investing activities	**(350,937)**
Property and equipment	(1,167)
Intangible assets	(349,769)
Cash flows provided by financing activities	**(312,604)**
Repayment of Loan	(183,532)
Other comprehensive loss	(129,072)
Net change in cash and cash equivalent	(894,965)
Cash and cash equivalent - Closing balance	**1,567,024**

Notes to combined financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Business activities</u>

MisterBnB, Inc. was incorporated on March 25, 2014, in the state of Delaware and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community within the United States. On May 13, 2016, a certificate of amendment was filed to change the name to SF084, Inc.

Pinklab 360 was incorporated on November 9, 2015 in France and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community internationally, outside of the United States.

<u>Principles of combination</u>

The accompanying combined financial statements include the accounts of SF084, Inc. and Pinklab 360, collectively referred to as the "Company" which are both majority owned by the Mister B&B Group. The combined financial statements have been prepared on the accrual basis of accounting. Intercompany transactions consist of rental revenue and expenses and temporary loans. All significant intercompany balances have been eliminated in combination.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

Pinklab 360 uses the Euro for its functional currency. Using historical and year-end exchange rates, Pinklab 360 converts its balances to U.S. Dollars and the differences are recognized as unrealized currency translation gains or losses. The impact of the currency valuation is a gain of $62,266.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, and that are collected by the Company from a customer, are excluded from revenue. Substantially all of the Company's revenues originate from contracts with customers with a single performance obligation to provide customer with a product at the point of sale for the Company's guest commissions and at over time for the Company's host commission. The Company recognizes host commissions after the check-in of guests and recognizes guest commissions at the time of booking. The Company recognizes advertising revenue as the services are provided. The Company's revenue is reported at the determinable transaction price, net of any sales tax collected from a customer.

The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective transition method.

The Company elected to use the following transition practical expedients provided in ASC 606. ASC 606 was applied only to contracts that were not completed from January 1, 2019.

The measurement of the transaction price excludes all taxes assessed by government authority that are both imposed on and concurrent with specific revenue producing transaction and collect by the Company from a customer.

Accounts receivable

Accounts receivable are stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts.

Property and equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Impairment test on long-lived assets

The Company will periodically review the long-lived assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the long-lived assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any. As of December 31, 2024, there has been no impairment of the long-lived assets.

Intangible assets

Intangible assets consist of software development costs and a trade name. Research and development costs for software are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

The Company capitalized product development costs of $349,769 during 2024.

The trade name is considered to be an indefinite-lived intangible asset and not subject to amortization. However, the Company performs an annual evaluation or more frequently if circumstances indicate that the asset may be impaired, to ascertain whether there has been an impairment. No impairment occurred in 2024.

Stock-based compensation

The Company follows FASB guidance related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the combined statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable requisite service or vesting period.

Advertising

Advertising costs are expensed as incurred and aggregated $558,285 for the year ended December 31, 2024.

Income taxes

The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. The Company recognizes and measures its unrecognized tax benefits in accordance with the guidance found in the FASB's Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant combined financial statement exposure to uncertain income tax positions on December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

Deferred tax

The tax provision for a given year as computed under ASC 740 represents not only the amounts currently due, but also the change in the cumulative future tax consequences of items that have been reported for financial reporting purposes in one year and taxable income purposes in another year (i.e., deferred tax). Under ASC 740, the current and deferred tax amounts are computed separately, and the sum of the two equals the total provision.

In ASC 740, the computation of the tax provision focuses on the balance sheet. A temporary difference is created when an item has been treated differently for financial reporting purposes and for tax purposes in the same period, and when it is expected to reverse in a future period and create a tax consequence. The tax effect of these differences, referred to as deferred taxes, have been accounted for in the intervening periods.

This asset and liability method, required by ASC 740, measures the deferred tax liability or asset that is implicit in the balance sheet; it is assumed that assets will be realized, and liabilities will be settled at their carrying amounts. If the carrying amounts of assets and liabilities differ from their tax bases, implicit future tax effects will result from reversals of the book-and tax-basis differences.

	Amount recognized
Pinklab	$ 278,940
SFO	$ 264,863
Total	**$ 543,802**

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, In connection with the Company's operational performance, management identified the impact of major global events and platform changes occurring during the reporting period.

Impact of the Paris Olympics on peak season performance
The Company experienced a decline in peak-season performance in its top-performing destination, Paris, due to a shift in travel patterns associated with the 2024 Summer Olympics. Traditional leisure LGBTQ+ travel was reduced, replaced by short-stay Olympic visitors who predominantly booked accommodations outside the city center, beyond the Company's inventory capacity. This shift contributed to a material underperformance during the high-demand period.

Exposure of legacy technology limitations due to Google core update
A March 2024 Google algorithm update resulted in a measurable decline in global web traffic. This event highlighted existing limitations in the Company's legacy technology infrastructure. Deferred technology investments made during the COVID-19 pandemic contributed to technical debt, which in turn constrained the Company's ability to respond effectively to SEO platform changes, adversely affecting digital visibility and customer acquisition.

NOTE 2. PROPERTY AND EQUIPMENT

Furniture & equipment	$	34,583
Computers and hardware	$	31,136
Total	**$**	**65,719**
Less accumulated depreciations	$	(48,849)
Total	**$**	**16,869**

NOTE 3. INTANGIBLES, NET

Intangibles, net consisted of the following on December 31, 2024:

	Acquisition cost	Accumulated Amortization	Net carrying amount
Trade name	$ 187,185		$ 187,185
Software development costs	$ 2,246,897	$ (1,730,117)	$ 716,780
	$ 2,634,082	$ (1,730,117)	$ 903,965

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with a financial institution. At times, such amounts may exceed the federally insured limit.

NOTE 5. STOCKHOLDERS' EQUITY

Pursuant to its articles of incorporation, SF084, Inc. is authorized to issue up to 7,500,000 shares of class A common stock at $0.001 per value per share as of December 31, 2024. SF084, Inc. has issued and outstanding 6,962,950 shares of class A common stock as of December 31, 2024. The holder of each share of class A common stock is entitled to one vote.

Pursuant to its articles of incorporation, SF084, Inc. is authorized to issue up to 30,000,000 shares of class B common stock at $0.001 par value per share as of December 31, 2024. SF084 Inc. has issued and outstanding 2,038,386 shares of class B common stock as of December 31, 2024. The holder of each share of class B common stock is entitled to one vote.

SF084, Inc. has issued up to 17,166,191 shares of preferred stock at $0.001 par value per share as of December 31, 22. SF084, Inc. had issued and outstanding 2,556,251 shares of preferred stock as of December 31, 2024. The preferred stock has a noncumulative dividend preference in the amount of 8% of the original issue price per share and liquidation preference over common stock. The preferred stock is automatically convertible to common B stock at a ratio of 1:1 upon either the occurrence of an initial public offering or upon majority approval of the preferred shareholders. The preferred stock is nonredeemable and has voting rights equal to the number of whole shares of class B common stock into which the preferred stock could be converted.

NOTE 6. CONVERTIBLE NOTES

The Company has no convertible note outstanding as of December 31, 2024.

NOTE 7. DUE FROM RELATED PARTY

The Company has amounts due from related parties amounting to $693 as of December 31, 2024. There are no terms of agreement for the balance concerning timing of repayment or interest rate to be applied. As no repayments have occurred or are planned to occur during 2024, the amount due to the related parties is reported as noncurrent on the accompanying combined balance sheet.

NOTE 8. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

NOTE 9. EQUITY INCENTIVE PLAN

During 2016 and 2017, the Company granted options to certain employees and nonemployees pursuant to the terms of the 2015 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 4,380,000 shares. As of December 31, 2022, there were 1,626,399 shares available for future issuance. Options become vested over various terms ranging from vesting ratably over a three-year vesting term, to being 100% vested upon the grant date, to being 100% vested upon certain equity raise thresholds.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the combined statement of operations. The Company uses the Black-Scholes pricing model to value options.

The Company has 1,626,399 share options outstanding with a weighted average exercise price of $0.26 at December 31, 2024. There were no stock options issued or exercised during 2024.

The following table summarizes additional information about share options outstanding and exercisable at December 31, 2024:

Range of exercise Prices	Share options Outstanding	Share options Exercisable	Weighted Average Life (in Months)
$ 0.14 - 0.26	1,626,399	1,447,988	4.81

NOTE 10. OPERATING LEASES

The Company has no lease obligation as of December 31st 2024. The Company rents a coworking space.

Report contacts

We remain at your disposal to discuss any information contained in this report.

ORCOM US
1200 Brickell Ave suite 1960
Miami FL 33131

Aline Darmouni
Partner, CPA
adarmouni@orcomus.com
+ 1 305 600 4405